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                                     [LOGO]

                                                               November 28, 1997

Dear Stockholders:

    I am pleased to inform you that Deflecta-Shield Corporation (the "Company") has entered into an Agreement and Plan of Merger dated as of November 25, 1997 (the "Merger Agreement") with Lund International Holdings, Inc. ("Parent") and Zephyros Acquisition Corporation, a wholly-owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of the common stock, par value $0.01 per share (the "Shares") of the Company at a purchase price of $16.00 per Share, net to the seller in cash. The Merger Agreement provides for the making of the Offer which, if consummated, will be followed by a merger of Purchaser with and into the Company (the "Merger"), with the Company as the surviving entity.

    In the Merger, Shares will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. YOUR BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Wasserstein Perella & Co., Inc., the Company's financial advisors, that the consideration to be offered to the holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement is fair to such stockholders from a financial point of view.

    In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase dated November 28, 1997, together with related materials, including a Letter of Transmittal, to be used for tendering your shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                      Very truly yours,

                                      /s/ Russell E. Stubbings

                                      PRESIDENT AND
                                      CHIEF EXECUTIVE OFFICER